Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated June 12, 2014
Relating to Preliminary Prospectus dated June 2, 2014
Registration No. 333-194970

(Incorporated in England and Wales)

Update to Preliminary Prospectus

Dated June 2, 2014

This free writing prospectus relates to the initial public offering of ordinary shares of Abengoa Yield plc and should be read together with the preliminary prospectus dated June 2, 2014 (the “Preliminary Prospectus”) that was included in Amendment No. 3 to the Registration Statement on Form F-1 relating to this offering of our ordinary shares. On June 12, 2014, Abengoa Yield filed Amendment No. 5 to the Registration Statement on Form F-1 relating to this offering of our ordinary shares (“Amendment No. 5”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1601072/000119312514234267/d682298df1a.htm

The following information is set forth in Amendment No. 5 and supplements and updates, and to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus. The information contained herein reflects, and therefore does not supersede, the information contained in Amendment No. 5. References to “Abengoa Yield,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. Other defined terms used in this free writing prospectus have the meanings set forth in the Preliminary Prospectus.

Update to Presentation of Financial Information—Pro Forma Financial Information

The disclosure set forth in the Preliminary Prospectus under “Presentation of Financial Information—Pro Forma Financial Information” on page 4 of the Preliminary Prospectus has been updated in its entirety to read as follows:

Pro Forma Financial Information

We present in this prospectus unaudited pro forma combined financial information consisting of the unaudited pro forma combined income statement of Abengoa Yield for the three-month period ended March 31, 2014 and for the years ended December 31, 2013 and 2012 as well as the unaudited pro forma combined statement of financial position of Abengoa Yield as of March 31, 2014 to give effect to the consolidation of Mojave, the transfer of a preferred equity investment in ACBH, the capitalization of certain related party debt that has occurred or we expect to occur prior to the consummation of this offering, the repayment of debt to a related party (a third party prior to March 31, 2014) and a reduction of equity that have occurred or we expect to occur prior to the consummation of this offering, the creation of an account payable to Abengoa arising from the Asset Transfer which will be repaid with the proceeds of this offering and the retention of proceeds from this offering to strengthen our liquidity position and the repayment to Abengoa with the proceeds of this offering referred to above.

Unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the Interim Combined Financial Statements and the Annual Combined Financial Statements prepared in accordance with IFRS as issued by the IASB, included elsewhere in this prospectus.

Update to Capitalization

The disclosure set forth in the Preliminary Prospectus under “Capitalization” on page 79 of the Preliminary Prospectus has been updated in its entirety to read as follows:

CAPITALIZATION

The following table sets forth our cash and cash equivalents and combined capitalization as of March 31, 2014:

•	on a historical basis;

•

as adjusted to give effect to (i) the transfer of the preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines (see “Summary—Asset Transfer”), which is not included in the historical financial information, (ii) the capitalization of certain related party debt that has occurred or we expect to occur prior to consummation of this offering, (iii) the repayment of debt to related parties and a reduction of equity that we expect to occur prior to the consummation of the offering and (iv) the issuance of a payable to Abengoa as part of the consideration for the Asset Transfer which will be extinguished with the proceeds of the offering. See “Unaudited Pro Forma Combined Financial Information”; and

•	as further adjusted to give effect to the offering and the use of proceeds set forth under the heading “Use of Proceeds.”

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Information”, our Interim Combined Financial Statements and our Annual Combined Financial Statements included elsewhere in this prospectus.

	As of March 31, 2014(1)
(in millions of U.S. dollars)	Historical	As Adjusted(2)	As Further Adjusted(3)
Cash and cash equivalents(4)	$809.7	$624.7	$654.7
Short-term financial investments	164.3	182.7	182.7

Total cash and cash equivalents and short-term financial investments	$974.0	$807.4	$837.4

Borrowings(4)	2,721.7	2,721.7	2,721.7
Notes and bonds	107.9	107.9	107.9

Non-recourse project financing (long- and short-term)	$2,829.6	$2,829.6	$2,829.6

Total equity	1,486.0	1,342.9	1,910.5
Total capitalization	$4,315.6	$4,172.5	$4,740.1

(1)

We have prepared the information presented in the “as adjusted” and “as further adjusted” columns for illustrative purposes only. The information presented in the “as adjusted” and “as further adjusted” columns addresses pro forma situations and, therefore, does not represent our actual financial position or results. Consequently, such information may not be indicative of our total capitalization as of the date of this prospectus. Investors are cautioned not to place undue reliance on this pro forma information.

(2)

As adjusted to give effect to the transfer of a preferred instrument in ACBH and to the repayment of debt held with related parties of $98.2 million (debt previously held by General Electric) and a reduction of equity by $86.8 million that we expect to occur prior to the consummation of the offering. We estimate the fair value of the preferred equity investment in ACBH to be $263 million, of which $18.4 million has been classified as a short-term financial investment, as that amount is expected to be collected in the next twelve months. In addition, prior to the consummation of this offering, we expect to capitalize $218.3 million of debt with related parties. Furthermore, prior to the consummation of this offering, we will issue a payable to Abengoa for approximately $537.6 million, based on an assumed public offering price of $26.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, as part of the consideration to be paid to Abengoa for the Asset Transfer. This payable will be extinguished with the proceeds of this offering. See “Use of Proceeds.”

(3)

As further adjusted to give effect to $30 million of proceeds from the offering added to cash and cash equivalents and the payment of $537.6 million, based on an assumed public offering price of $26.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, to Abengoa as part of the consideration for the Asset Transfer.

(4)

On April 2, 2014, Solana fully repaid the short-term tranche of its loan with the Federal Financing Bank for a total of $451 million, using the proceeds from an ITC Cash Grant payment awarded to it by the U.S. Department of the Treasury.

Update to Dilution

The disclosure set forth in the Preliminary Prospectus under “Dilution” on pages 80-82 of the Preliminary Prospectus has been updated in its entirety to read as follows:

DILUTION

Dilution is the amount by which the offering price per share paid by the purchasers of shares sold in this offering will exceed the pro forma net tangible book value per share. Pro forma net tangible book value per share as of a particular date represents the amount of our total tangible assets (which excludes intangible assets from pro forma combined assets) less pro forma combined liabilities divided by the number of shares outstanding as of that date. See “Unaudited Pro Forma Combined Financial Information.”

Dilution Information

As of March 31, 2014, assuming Abengoa had contributed the assets described in the Asset Transfer, which will occur prior to the consummation of this offering, in exchange for 56.9 million shares and a $537.6 million payable, which will be repaid with the proceeds of this offering, our pro forma combined net tangible book value, excluding the $30 million of proceeds that will be retained by us, was $(3,829.6) million or $(67.30) per share. (See “Summary—Asset Transfer”).

Immediately following the consummation of this offering, assuming an offering price of $26.00 per share, the midpoint of the range set forth on the cover page of this prospectus, assuming no exercise of the underwriters’ over-allotment option and assuming that we distribute to Abengoa all of the net proceeds from this offering less $30 million as part of the consideration paid to Abengoa in connection with the Asset Transfer, our pro forma combined net tangible book value as of March 31, 2014, as adjusted, would have been $(3,262.0) million or $(40.77) per share. This would have represented an immediate increase in pro forma combined net tangible book value to existing shareholders of $26.53 per share and an immediate dilution to new investors of $(66.77) per share.

Dilution per share represents the difference between the price per share to be paid by new investors for the shares sold in the offering and the pro forma combined net tangible book value per share immediately after the offering of the shares. The following table illustrates this per share dilution (assuming an initial public offering price at the midpoint of the range set forth on the front cover of this prospectus):

Assumed initial public offering price	$26.00
Pro forma combined net tangible book value per share as of March 31, 2014 attributable to existing shareholders	(67.30)
Increase in pro forma combined net tangible book value per share attributable to new investors	26.53
Pro forma combined net tangible book value per share, as adjusted for this offering	(40.77)

Dilution per share to new investors	$(66.77)

If the underwriters exercise their option to purchase additional shares in full, the pro forma combined net tangible book value per share after the offering will not change, given that no new shares will be issued, as the underwriters would purchase the shares subject to such option from the selling shareholder.

If the assumed initial public offering price of $26.00 per share increases/(decreases) by $1.00 per share, and we assume the number of shares offered and amount of proceeds retained by us remain the same, our pro forma combined net tangible book value per share as adjusted for the offering will not change and the dilution per share to new investors will not change.

The following table sets forth the number of shares (as applicable) purchased, the total consideration paid, or to be paid to us, and the average price per share paid, or to be paid, by our existing shareholder immediately and by the new investors, at the initial public offering price of $26.00 per share, before deducting underwriting fees and commissions.

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price per Share
			(in $)		(in $)
Existing shareholder (Abengoa)(1)	56,900,000	71.1%	1,279,885,000	68%	22.49
New class B investors in this offering	23,100,000	28.9%	600,600,000	32%	26.00

Total	80,000,000	100%

(1)

The assets contributed by Abengoa in the Asset Transfer will be recorded at the predecessor historical cost. The book value of the consideration to be provided by Abengoa in the Asset Transfer as of December 31, 2013 will be approximately the same as the pro forma combined book value as of March 31, 2014, excluding the $30 million of proceeds from the offering that will be retained by us, which amounts to $1,880.5 million.

Supplemental Dilution Information

For the reasons set forth below, we believe that it is useful for investors that we present supplemental dilution information that does not exclude intangible service concession agreements from the calculation of pro forma combined net tangible book value and pro forma combined net tangible book value per share. We refer to these measures which have been calculated to include intangible service concession agreements, as supplemental pro forma combined net tangible book value and supplemental pro forma combined net tangible book value per share.

Some of our service concession agreements are accounted for as intangible assets in accordance with IFRIC 12, representing the right to future cash flows under existing concession arrangements, for a net amount of $3,677.1 million as of March 31, 2014 and $5,172.5 million on a pro forma basis as of March 31, 2014. Contracted concessional assets should be contemplated in the same way for calculations of “net tangible book value,” irrespective of whether they are recorded as financial assets or intangible assets for accounting purposes. Contracted concessional assets are our productive assets, which constitute the value of our company and the recovery of the book value of these assets is not subject to significant uncertainty or illiquidity. As a result, management believes that it is appropriate to include intangible service concession agreements in the calculation of pro forma combined net tangible book value and pro forma combined net tangible book value per share.

Had combined pro forma net tangible book value and pro forma combined net tangible book value per share been calculated so as to include intangible service concession agreements in these calculations, supplemental pro forma combined net tangible book value, excluding the $30 million of proceeds that will be retained by us, as of March 31, 2014 would have been $1,342.9 million, or $23.60 per share, after giving effect to the Asset Transfer. Furthermore, following the sale by us of shares in the offering at the assumed initial public offering price of $26.00 per share and assuming that we distribute to Abengoa all of the net proceeds from this offering less $30 million, as part of the consideration paid to Abengoa in connection with the Asset Transfer, the supplemental pro forma combined net tangible book value as of March 31, 2014 as adjusted, would have been $23.88 per share. This would have represented an immediate increase in supplemental pro forma combined net tangible book value to existing shareholders of $0.28 per share and an immediate dilution to new investors of $(2.12) per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares sold in the offering and supplemental pro forma combined net tangible book value per share, as adjusted for the offering of the shares. The following table illustrates this per share dilution (assuming an initial public offering price at the midpoint of the range set forth on the front cover of this prospectus):

Assumed initial public offering price	$26.00
Pro forma combined net tangible book value per share as of March 31, 2014 attributable to existing shareholders	23.60
Increase in pro forma combined net tangible book value per share attributable to new investors	0.28
Pro forma combined net tangible book value per share, as adjusted for this offering	23.88

Dilution per share to new investors	$(2.12)

Update to Unaudited Pro Forma Combined Financial Information

The disclosure set forth in the Preliminary Prospectus preceding the financial tables under “Unaudited Pro Forma Combined Financial Information” on page 83 of the Preliminary Prospectus has been updated in its entirety to read as follows:

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information sets forth the unaudited pro forma combined income statement of Abengoa Yield for the three-month period ended March 31, 2014 and the years ended December 31, 2013 and 2012, as well as the unaudited pro forma combined statement of financial position of Abengoa Yield as of March 31, 2014 to give effect to: (i) the consolidation of Mojave, (ii) the transfer of a preferred equity investment in ACBH, (iii) the capitalization of certain related party debt that has occurred or we expect to occur prior to the consummation of this offering, (iv) the repayment of debt to a related party (a third party prior to March 31, 2014) and a reduction of equity that have occurred or we expect to occur prior to the consummation of this offering, (v) the account payable to Abengoa arising from the Asset Transfer, which will be repaid with the proceeds of this offering, based on an assumed public offering price of $26.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus and (vi) the proceeds from the offering that will be retained by us to strengthen our liquidity position and the repayment to Abengoa referred to above.

Unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the Interim Combined Financial Statements as of and for the three-month period ended March 31, 2014 and with the Annual Combined Financial Statements of our accounting predecessor as of and for the years ended December 31, 2013 and 2012 prepared in accordance with IFRS as issued by the IASB, included elsewhere in this prospectus.

We have included the unaudited pro forma combined financial information to illustrate the following, on a pro forma basis:

(a)

The consolidation of Mojave Solar Inc., once we assume control over Mojave Solar Inc., which is expected to occur when Mojave achieves COD. Mojave is currently recorded as an associate under the equity method in our Annual Combined Financial Statements. The entry into operation of Mojave, and thereby its full consolidation, is a highly probable event that will have a significant impact on our total assets and financial position. Therefore, such disclosure is considered material for investors.

(b)

The transfer of a preferred equity investment in ACBH, a Brazilian company that owns 15 electric transmission lines in Brazil (as described in “Business—Our Operations—Exchangeable Preferred Equity Investment in Abengoa Concessoes Brasil Holding”) which is not included in the historical combined financial statements as part of the Asset Transfer because such preferred equity investment was not made during the period covered by such financial statements.

(c)

The capitalization of certain related party debt which occurred in February 2014 and the capitalization of certain related party debt that we expect to occur prior to the consummation of this offering.

(d)	The repayment of debt to a related party (previously held by General Electric) and a reduction of equity that have occurred or we expect to occur prior to the consummation of this offering.

(e)

The account payable to Abengoa arising from the Asset Transfer, which will be repaid with the proceeds of this offering, based on an assumed public offering price of $26.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(f)	The proceeds from the offering that will be retained by us to strengthen our liquidity position and the repayment to Abengoa referred to above.

We have elected to account for the Asset Transfer, which includes the assets mentioned above, using the predecessor values, given that these will be transactions between entities under common control. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entities as of the date of the transaction will be reflected as an adjustment to equity. We present herein pro forma income statements for the three-month period ended March 31, 2014 and for the years ended December 31, 2013 and 2012, which are the same periods included in the Interim Combined Financial Statements and the Annual Combined Financial Statements.

The events above are described in more detail in notes 1 to 6 to this “Unaudited Pro Forma Combined Financial Information.”

We have assumed that the above transactions have been completed on:

•

January 1, 2012 for the purpose of presenting the Unaudited Pro Forma Combined Income Statement for the three-month period ended March 31, 2014 and the Unaudited Pro Forma Income Statement for the years ended December 31, 2013 and 2012.

Update to Unaudited Pro Forma Combined Financial Information—Unaudited Pro Forma Combined Statement of Financial Position as of March 31, 2014

The disclosure set forth in the Preliminary Prospectus under “Unaudited Pro Forma Financial Information—Unaudited Pro Forma Combined Statement of Financial Position as of March 31, 2014” on pages 87 and 88 of the Preliminary Prospectus has been updated in its entirety to read as follows:

Unaudited Pro Forma Combined Statement of Financial Position as of March 31, 2014

	Historical Combined Information	Pro Forma adjustments for Mojave consolidation(1)	Pro Forma adjustments for the preferred shares of ACBH(2)	Pro Forma adjustments for debt capitalization(3)	Pro Forma adjustments for debt repayment and capital reduction(4)	Pro Forma Adjustment for the account payable to Abengoa arising from the Asset Transfer(6)	Pro Forma adjustments for Proceeds of the offering(7)	Pro Forma Abengoa Yield
	(in millions of U.S. dollars)
Non-current assets
Contracted concessional assets	$4,400.7	$1,495.3	—	—	—	—	—	$5,896.0
Investments carried under the equity method	402.6	(396.9)	—	—	—	—	—	5.7
Financial investments	73.7	15.3	244.6	—	—	—	—	333.6
Deferred tax assets	44.7	—	—	—	—	—	—	44.7

Total Non-Current Assets	$4,921.7	$1,113.7	$244.6	$—	$—	$—	$—	$6,280.0

Current assets
Inventories	5.4	—	—	—	—	—	—	5.4
Clients and other receivables	94.2	0.6	—	—	—	—	—	94.8
Financial investments	164.3	20.6	18.4	—	—	—	—	203.3
Cash and cash equivalents	809.7	0.6	—	—	(185.0)	—	30.0	655.3
Total Current Assets	$1,073.6	$21.8	$18.4	$—	$(185.0)	—	$30.0	$958.8

Total Assets	$5,995.3	$1,135.5	$263.0	$—	$(185.0)	$—	$30.0	$7,238.8

Equity and Liabilities
Total Equity	$1,486.0	$—	$263.0	$218.3	$(86.8)	$(537.6)	$567.6	$1,910.5
Non-current liabilities
Long-term non-recourse (project financing)	2,312.5	796.1	—	—	—	—	—	3,108.6
Grants and other liabilities	1,055.1	266.4	—	—	—	—	—	1,321.5
Related parties	369.6	—	—	(218.3)	(98.2)	—	—	53.1
Derivative liabilities	71.5	—	—	—	—	—	—	71.5
Deferred tax liabilities	3.3	—	—	—	—	—	—	3.3

Total Non-Current Liabilities	$3,812.0	$1,062.5	$—	$(218.3)	$(98.2)	$—	$—	$4,558.0

Current Liabilities
Short-term non-recourse (project financing)	517.1	7.1	—	—	—	—	—	524.2
Trade payables and other current liabilities	178.4	65.9	—	—	—	—	—	244.3
Related parties	—	—	—	—	—	537.6	(537.6)	—
Income and other tax payables	1.8	—	—	—	—	—	—	1.8

Total Current Liabilities	$697.3	$73.0	$—	—	$—	$537.6	$(537.6)	$770.3

Total Equity and Liabilities	$5,995.3	$1,135.5	$263.0	—	$(185.0)	—	$30.0	$7,238.8

(1)

Reflects the impact of consolidating Mojave Solar Inc., the company that holds our Mojave project, which is recorded under the equity method during its construction period. We have derived the pro forma adjustments in the pro forma combined income statement for Mojave’s consolidation from Mojave’s income statement for the years ended December 31, 2013 and 2012 and for the three-month period ended March 31, 2014; we have not made any adjustments to reflect the construction in progress performed by related parties in 2013, 2012 or in the three-month period ended March 31, 2014 because Mojave will be operational when it is consolidated. Mojave is expected to enter into operation by October 2014 and will be fully consolidated once we obtain control over Mojave Solar Inc.

We reassess whether or not we control an investee when facts and circumstances indicate that there are changes to the elements that determine control (power over the investee, exposition to variable returns of the investee and ability to use its power to affect its returns). We concluded that during the construction phase of Mojave all the relevant decisions were subject to the control and approval of a third party. As a result, we did not have control over Mojave during the construction period. IFRS 10 (B80) provides that control requires a continuous assessment and that we shall reassess if it controls an investee if facts and circumstances indicate that there are changes to the elements of control. Once Mojave enters into operation, the decision-making process will change, the investee will be controlled and it will be fully consolidated. Because during the construction period the assets were included under the scope of IFRIC 12, we estimate that the book value of consolidated assets and liabilities will be similar to its fair value.

(2)

Reflects a preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines. This investment is not reflected in our historical combined financial statements; as a result it has been included as an adjustment in the unaudited pro forma combined financial statements. The expected annual dividend is $18.4 million ($4.6 million per quarter), and we estimate the expected fair value of this instrument to be $263 million.

(3)

Reflects the capitalization of certain related party debt that has occurred or we expect to occur prior to the consummation of this offering. The total debt to be capitalized amounted to $439.4 million as of December 31, 2013 and $164.0 million as of December 31, 2012. As of March 31, 2014, our Interim Combined Financial Statements already show the capitalization of loans with related parties amounting to $232.1 million; therefore, the pro forma adjustment for purposes of the statement of financial position reflects only the capitalization of certain related party debt of $218.3 million that we expect to occur prior to the consummation of this offering.

(4)

Reflects the purchase of the 15% interest in ACT held by General Electric, and a preferred interest in ACT also held by General Electric which is considered debt from an accounting perspective given the characteristics of the investment. This debt amounted to $98.2 million as of March 31, 2014 ($95.7 million as of December 31, 2013 and $66.7 million as of December 31, 2012). On March 21, 2014 the interest in ACT held by General Electric was purchased by a related party. As a result, this amount is included in payables to “Related parties” in the historical statement of financial position as of March 31, 2014. In addition, the adjustment reflects a reduction of equity of $86.8 million to be made prior to consummation of this offering.

(5)

We have calculated earnings per share assuming a total of 80,000,000 shares outstanding after the consummation of this offering, excluding 1,153,846 shares attributable to the $30 million of proceeds that we expect to retain to strengthen our liquidity position. The number of shares attributable to the $30 million of proceeds that we expect to retain has been calculated assuming an offering price of $26.00 per share, the midpoint of the range set forth on the cover page of this prospectus. Since our predecessor is a combination of entities under common control of Abengoa and did not have any share capital as of December 31, 2013 or 2012, we have not calculated earnings per share on an historical basis.

(6)

Reflects the account payable to Abengoa arising from the Asset Transfer of approximately $537.6 million, based on an assumed public offering price of $26.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, which will be repaid with the proceeds of this offering (see footnote 7 below and “Summary—Asset Transfer”).

(7)

Reflects (i) the proceeds from this offering that will be retained by us to strengthen our liquidity position in an amount of $30 million and (ii) the repayment of the $537.6 million account payable to Abengoa referred to above.

Update to Taxation

The following paragraph has been added to the disclosure in the Preliminary Prospectus under “Taxation” on page 218:

The following is a discussion of the material U.K. and U.S. federal income tax consequences of acquiring, owning and disposing of shares in Abengoa Yield to the persons addressed therein. Insofar as it expresses legal conclusions with respect to matters of U.K. tax law and U.S. federal income tax law, it is the opinion of Linklaters LLP.

Abengoa Yield has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents that Abengoa Yield has filed with the SEC for more complete information about Abengoa Yield and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained without charge by mail from the offices of Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146) or BofA Merrill Lynch, at 222 Broadway, New York, NY 10038, Attn: Prospectus Department, or by emailing dg.prospectus_requests@baml.com.